Exhibit 99.1

Organigram Launches HOLY MOUNTAIN to Further Support Its Strong Position in the Dried Flower and Hash Categories

HOLY MOUNTAIN product portfolio will primarily focus on value whole flower and concentrates

TORONTO--(BUSINESS WIRE)--November 23, 2022--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce the launch of HOLY MOUNTAIN, the Company’s newest value brand featuring an initial lineup of dried flower strains and entering the market with value pressed hash. With the introduction of HOLY MOUNTAIN, Organigram will now offer value-priced flower in an expanded range of sizes, starting with 3.5g offerings at launch and additional sized formats expected soon after.

“The HOLY MOUNTAIN brand will feature iconic flower cultivars including MAC-1 and R*NTZ. Additionally, the 2g Pressed Hash Cube represents the newest hash product being produced at our Quebec-based hash facility located in the foothills of the Tremblant Mountain,” says Eric Williams Senior Director of Marketing at Organigram.

The first HOLY MOUNTAIN products to come to market are:

  R*NTZ: Featuring fruit, berry and gas aromas, this renowned indica draws on its powerhouse Zkittlez and Gelato lineage and offers a THC range of 18-24%
  MAC-1: MAC-1 buds pair 18-24% THC with citrus, diesel and spice aromas, and descend from a truly legendary lineage of Miracle 15 and Alien Cookies
  PRESSED HASH: This 2g hash cube, crafted by the team known for Organigram-owned Tremblant Hash, features classic rich, spicy and herbal aromas and THC of 29-36%

Organigram is currently a leading licensed producer1 in the Canadian cannabis flower category with its two best-selling value brands, SHRED and Big Bag o’ Buds, which play specifically in the pre-milled and 28g whole flower categories, respectively. Consumers and retailers will now have access to Organigram’s high-quality, Moncton-grown whole flower in multiple sizes at an appealing price point.

“Organigram is well known for our commitment to listening closely to our consumers and developing brands and products that respond creatively to their diverse preferences,” says Beena Goldenberg, CEO Organigram. “Our goal is not to be everything to everyone, but rather to have high quality, imaginative products and brands that successfully appeal to, and engage, our targeted consumer segments.”

For more information about HOLY MOUNTAIN, visit holymountaincannabis.ca, @holymountaincannabis on Instagram and follow @holymtncannabis on Twitter.

Finally, Organigram has launched new value brand Wô Lá, which has the same value flower focus as HOLY MOUNTAIN but created specifically for the Quebec market.

Both HOLY MOUNTAIN and Wô Lá are now available at select retailers across Canada.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include: Organigram Inc. and Laurentian Organic Inc., licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused edibles in Canada.

Organigram is focused on producing high-quality, cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include changes to market conditions, consumer preferences and regulatory climate, and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

1 Source: Hifyre retail data, October 2022

Contacts

For Investor Relations enquiries:
investors@organigram.ca

For Media enquiries:
Paolo De Luca
paolo.deluca@organigram.ca
Chief Strategy Officer, Organigram